October 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz

Re:	Everspin Technologies, Inc.
Form S-1 Registration Statement File No. 333-213569

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Everspin Technologies, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, so that it becomes effective at 4:00 p.m., Eastern time, on October 6, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the distribution of approximately 1,993 copies of the Company’s Preliminary Prospectus dated September 26, 2016, from the date of such prospectus through the date hereof to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned registration statement.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED NEEDHAM & COMPANY, LLC

Acting severally on behalf of themselves and as
Representatives of the several Underwriters.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Authorized Signatory

NEEDHAM & COMPANY, LLC

By:	/s/ Gunjeet Baweja
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]